Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-146072

October 2, 2007

China Digital TV Holding Co., Ltd., or CDTV Holding, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents CDTV Holding has filed with the SEC for more complete information about CDTV Holding and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents CDTV Holding has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, CDTV Holding, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037 or 1-866-718-1649. You may also access CDTV Holding’s most recent prospectus dated October 2, 2007 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1405503/000119312507211886/ df1a.htm.

Indication of Intention by Certain Major Shareholders to Purchase ADSs Offered in This Offering

Certain major shareholders of CDTV Holding (which individually own 5% or more of CDTV Holding’s issued and outstanding share capital) and their affiliates have separately indicated to the underwriters and our company their interest in subscribing for the ADSs offered in this initial public offering. None of such major shareholders and their affiliates is currently under any obligation to purchase any ADSs in this initial public offering and their interest in purchasing ADSs in this initial public offering is not a commitment to do so. The underwriters have indicated to CDTV Holding that they may allocate up to an aggregate of 10% of the ADSs offered in this initial public offering to those major shareholders and their affiliates at the initial public offering price and on the same terms as those applicable to other investors in this initial public offering. The underwriters have also indicated that each of such major shareholders, together with its affiliates, will not be allocated more than 5% of the ADSs offered in this initial public offering. Under the current lock-up arrangements, ADSs purchased in this initial public offering will not be subject to any lock-up restriction, except that the ADSs that may be so allocated to and purchased by these major shareholders and their affiliates in this offering will be subject to a lock-up restriction during the period ending 180 days after the date of this prospectus.

Number of the ADSs Offered Under the Directed Share Program

At CDTV Holding’s request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 690,000 ADSs (assuming exercise in full of the over-allotment option by the underwriters), to certain of CDTV Holding’s directors, officers, employees or their friends and families, business associates and other persons associated with CDTV Holding who have expressed an interest in purchasing the ADSs in this offering. The number of ADSs available for sale to the general public will be reduced to the extent that these persons purchase such reserved ADSs. Any reserved ADSs that are not purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.